Exhibit 12.1
ABRAXAS PETROLEUM CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Year Ended December 31,					Three Months Ended March 31, 2016
	2011	2012	2013	2014	2015
Earnings available before fixed charges:
Income (loss) before income taxes (1)	$13,666	$(18,481)	$46,841	$61,951	$(127,090)	$(40,880)
Interest expense, net	4,891	5,516	4,563	2,568	3,904	1,238
Deferred financing fees	1,762	937	1,367	934	643	164
Earnings available	$20,319	$(12,028)	$52,771	$65,453	$(122,543)	$(39,478)

Fixed charges:
Interest expense, net	$4,891	$5,516	$4,563	$2,568	$3,904	$1,238
Deferred financing fees	1,762	937	1,367	934	643	164
Fixed charges	$6,653	$6,453	$5,930	$3,502	$4,547	$1,402

Ratio of earnings to fixed charges	3.05x	(2)	8.90x	18.69x	(2)	(2)

Our earnings were inadequate to cover fixed charges in 2012 and 2015 by $18.5 million and $127.1 million, respectively, and for the three months ended March 31, 2016 by $40.9 million.
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(1)    From continuing operations
(2)    Earnings inadequate to cover fixed charges.